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                                                                     EXHIBIT 4.2

                                STOCK GRANT PLAN
                          FOR NONEMPLOYEE DIRECTORS OF
                                 AMAX GOLD INC.

  Section 1. Purpose. The purpose of this Stock Grant Plan for Nonemployee Directors of Amax Gold Inc. (the "Plan") is to provide certain incentives and compensation to eligible directors of Amax Gold Inc. (the "Company"), and to encourage the highest level of director performance by providing such directors with a proprietary interest in the Company's success and progress by granting them shares of the Company's Common Stock ("Shares").

  Section 2. Shares Subject to Plan. Subject to Section 6, the maximum number of Shares that may be granted under the Plan is 100,000. The Shares granted under the Plan may be either authorized but unissued shares or treasury shares, as determined from time to time by the Company's Board of Directors (the "Board").

  Section 3. Eligibility. A director will be eligible to participate in the Plan if the director is not an employee of the Company or of any of its subsidiaries and is a director on the date of grant. Each eligible director to whom Shares are granted is referred to as a "Participant." Each grant of Shares shall be evidenced by a written agreement duly executed and delivered by or on behalf of the Company and a Participant, if such an agreement is required by the Company to assure compliance with all applicable laws and regulations.

  Section 4. Share Grants. Each eligible director on August 1, 1994, shall be granted 1,500 Shares on that date, and annually thereafter each eligible director on the day after the annual stockholder's meeting held in each subsequent year shall be granted 1,500 Shares; provided that no grant to any director shall be made in any year when the total number of Shares remaining available for grants under Section 2 of the Plan is less than the total number then necessary to make full grants to all eligible directors.

  Section 5. Regulatory Compliance and Listing. The issuance or delivery of any of the Shares may be postponed by the Company for such period as may be required to comply with any applicable requirements under federal or state securities laws, any applicable listing requirements of any national securities exchange, and requirements under any other law or regulation applicable to the issuance or delivery of such Shares. The Company shall not be obligated to issue or deliver any of the Shares if the issuance or delivery of such Shares would constitute a violation of any provision of any law or of any regulation of any governmental authority or any national securities exchange.

  Section 6. Adjustment for Company Changes. In the event of a recapitalization, stock split, reverse stock split, stock dividend, combination or exchange of shares, merger, consolidation, reorganization or liquidation, or any other change in the corporate structure or capital stock of the Company that equitably requires an adjustment in the Shares then remaining subject to future grants under the Plan, appropriate adjustment shall be made in the maximum number of Shares then remaining subject to future grants under the Plan and in the Shares granted thereafter to eligible directors. A director shall have the rights of a stockholder of the Company only as to shares actually acquired by the director under the Plan.

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  Section 7. Interpretation, Amendment, and Termination of the Plan.

    (a) Eligible directors and directors to whom shares have been granted may vote on matters of plan administration, including the grant of Shares.

    (b) Either the Board or a committee to whom the Board from time to time may delegate such authority (the "Committee") shall have the authority to interpret the provisions of the Plan and to determine the terms and conditions of grants that may be necessary or advisable to protect the interests of the Company, and the interpretations and decisions of the Board or the Committee, as the case may be, in these matters shall be final.

    (c) The Board may from time to time amend the Plan, provided that (i) no amendment that would materially increase the benefits accruing to Participants, materially increase the number of securities which may be issued under the Plan, or materially modify the requirements as to eligibility to participate in the Plan shall become effective without approval of the amendment by the stockholders, (ii) no other amendment shall become effective without approval of the amendment by the stockholders if stockholder approval is required to enable the Plan to satisfy any applicable statutory or regulatory requirements (including Rule 16b-3 under the Securities Exchange Act of 1934), or if the Company, on the advice of counsel, determines that stockholder approval is otherwise necessary or desirable, and (iii) amendments to any provisions of the Plan describing the eligible directors, stating the number of Shares to be granted, or specifying the time of the grants shall not be made more than once every six months, other than to comport with changes in the Internal Revenue Code, the Employment Retirement Income Security Act, or the rules promulgated thereunder.

    (d) The Board may terminate the Plan at any time.

    (e) Notwithstanding any other provision of the Plan, neither the Board nor the Committee shall be authorized to exercise any discretion with respect to the selection of persons to receive grants under the Plan or concerning the amount or timing of grants under the Plan.

  Section 8. Miscellaneous.

    (a) Nothing in the Plan shall be deemed to create any obligation on the part of the Board to nominate any director for reelection by the Company's stockholders or to limit the rights of the stockholders to remove any director.

    (b) The Company shall have the right to require, prior to the issuance or delivery of any Shares, payment by a Participant of any taxes required by law with respect to the issuance or delivery of such Shares. The Company may take such action as it may deem necessary or appropriate for the withholding of any taxes in connection with any grant for which the Company is required to withhold by any law or regulation of any federal, state or other governmental authority. Such action may include the cancelling of any portion of a grant of Shares or withholding from other compensation in an amount sufficient to pay the required withholding amount.

  Section 10. Effective Date of the Plan. The Plan shall become effective as of August 1, 1994, subject to and conditioned upon obtaining prior approval of the Plan by the Company's stockholders.

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